Exhibit 12

ZOETIS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)

	Six Months
	Ended
	July 2,	Year Ended December 31,
(IN MILLIONS, EXCEPT RATIOS)	2017	2016	2015	2014	2013	2012
Determination of earnings:
Income before provision for taxes on income
and noncontrolling interests	$682	$1,228	$545	$820	$690	$710
Less: Net income/(loss) attributable to noncontrolling interests	1	(2)	—	4	(1)	—
Income attributable to Zoetis Inc.	681	1,230	545	816	691	710
Add: fixed charges	88	177	137	131	127	37
Total earnings as defined	$769	$1,407	$682	$947	$818	$747

Fixed charges:
Interest expense, net of capitalized interest(a)	$82	$166	$124	$117	$113	$31
Capitalized interest	2	3	4	4	3	—
Interest portion of rent expense(b)	4	8	9	10	11	6
Fixed charges	$88	$177	$137	$131	$127	$37

Ratio of earning to fixed charges	8.7	7.9	5.0	7.2	6.4	20.2

(a)	Interest expense includes amortization of debt discount and fees. Interest expense does not include interest related to uncertain tax positions.

(b)	One-third of all rental expense is deemed to be interest, which we believe to be a conservative estimate of an interest factor in our leases.